Minnesota Soccer Holdings, GBC (PBC) (the "Company") a

Minnesota Corporation

Financial Statements

For the fiscal year ended December 31, 2024 and 2025

Balance Sheet

Minnesota Soccer Holdings GBC

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Bank Accounts	**$1,211,576.54**
Accounts Receivable	**$81,599.27**
Other Current Assets	**$208,364.00**
Total for Current Assets	**$1,501,539.81**
Fixed Assets	**$0.00**
Other Assets	**$744,410.00**
Total for Assets	**$2,245,949.81**
Liabilities and Equity	
Liabilities	
Current Liabilities	**$180,037.91**
Long-term Liabilities	**$264,775.00**
Total for Liabilities	**$444,812.91**
Equity	
31000 Additional Paid in Capital	3,267,604.71
31100 MN Aurora Go Pro Equity_SAFE	0.00
32000 Class A Shares $.01 par - 150,000 authorized	850.00
33000 Class B Shares $.01 par - 100,000 authorized	503.63
33100 Class C Shares $.01 par, 100,000 authorized	575.12
Opening Balance Equity	0.00
35000 Retained Earnings	-1,119,892.21
Net Income	-348,504.35
Total for Equity	**$1,801,136.90**
Total for Liabilities and Equity	**$2,245,949.81**

Balance Sheet

Minnesota Soccer Holdings GBC

As of Dec 31, 2024

	TOTAL
Assets	
Current Assets	
Bank Accounts	**$183,676.24**
Accounts Receivable	**$50,958.70**
Other Current Assets	**$192,582.27**
Total for Current Assets	**$427,217.21**
Fixed Assets	**$0.00**
Other Assets	**$744,410.00**
Total for Assets	**$1,171,627.21**
Liabilities and Equity	
Liabilities	
Current Liabilities	**$218,444.29**
Long-term Liabilities	**$264,775.00**
Total for Liabilities	**$483,219.29**
Equity	
31000 Additional Paid in Capital	1,656,886.72
31100 MN Aurora Go Pro Equity_SAFE	150,000.00
32000 Class A Shares $.01 par - 150,000 authorized	850.00
33000 Class B Shares $.01 par - 100,000 authorized	563.41
35000 Retained Earnings	-412,864.62
Net Income	-707,027.59
Total for Equity	**$688,407.92**
Total for Liabilities and Equity	**$1,171,627.21**

Profit and Loss

Minnesota Soccer Holdings GBC

January-December, 2025

	TOTAL
Income	
40000 Revenue Game Day	**$668,449.88**
41000 Revenue Mechandise	**$395,829.54**
42000 Revenue Sponsorship	**$607,350.00**
43000 Other Income_Camps, Clinics, Rory Appearances	**$7,823.00**
Total for Income	**$1,679,452.42**
Cost of Goods Sold	
51000 MERCHANDISE	**$362,726.51**
52000 SOCCER	**$209,842.70**
54000 GAME DAY	**$535,755.51**
55000 SPONSORSHIP	**$201,416.90**
Total for Cost of Goods Sold	**$1,309,741.62**
Gross Profit	**$369,710.80**
Expenses	
60000 MARKETING & COMMUNICATIONS	**$111,299.98**
70000 BUSINESS OPERATIONS	**$531,988.92**
77000 COMMUNITY	**$101,381.94**
80000 Board Budget	**$816.08**
Total for Expenses	**$745,486.92**
Net Operating Income	**-$375,776.12**
Other Income	**$31,497.43**
Other Expenses	**$4,225.66**
Net Other Income	**$27,271.77**
Net Income	**-$348,504.35**

Profit and Loss

Minnesota Soccer Holdings GBC

January 1-December 31, 2024

	TOTAL
Income	
40000 Revenue Game Day	$627,655.53
41000 Revenue Mechandise	$357,794.18
42000 Revenue Sponsorship	$429,999.90
43000 Other Income_Camps, Clinics, Rory Appearances	$66,251.32
Total for Income	**$1,481,700.93**
Cost of Goods Sold	
51000 MERCHANDISE	$346,872.78
52000 SOCCER	$388,778.08
54000 GAME DAY	$484,529.04
55000 SPONSORSHIP	$154,990.59
Total for Cost of Goods Sold	**$1,375,170.49**
Gross Profit	**$106,530.44**
Expenses	
60000 MARKETING & COMMUNICATIONS	$222,441.80
70000 BUSINESS OPERATIONS	$692,933.72
77000 COMMUNITY	$183,614.95
80000 Board Budget	$2,803.23
Total for Expenses	**$1,101,793.70**
Net Operating Income	**-$995,263.26**
Other Income	$7,595.95
Other Expenses	-$280,639.72
Net Other Income	**$288,235.67**
Net Income	**-$707,027.59**

Statement of Cash Flows

Minnesota Soccer Holdings GBC

January-December, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-348,504.35
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$89,965.51**
Net cash provided by operating activities	**-$438,469.86**
INVESTING ACTIVITIES	
FINANCING ACTIVITIES	
31000 Additional Paid in Capital	1,610,717.99
31100 MN Aurora Go Pro Equity_SAFE	-150,000.00
33000 Class B Shares $.01 par - 100,000 authorized	-59.78
33100 Class C Shares $.01 par, 100,000 authorized	575.12
Opening Balance Equity	0.00
Net cash provided by financing activities	**$1,461,233.33**
NET CASH INCREASE FOR PERIOD	**$1,022,763.47**
Cash at beginning of period	**$188,813.07**
CASH AT END OF PERIOD	**$1,211,576.54**

Statement of Cash Flows

Minnesota Soccer Holdings GBC

January 1-December 31, 2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-707,027.59
Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$115,684.30**
Net cash provided by operating activities	**-$822,711.89**
INVESTING ACTIVITIES	
13400 Security Deposits	-3,163.00
14500 Right of Use Lease Asset	-228,490.00
14501 Leasehold Improvements	-22,675.00
15101 Office Equipment, Computers, and Furniture	0.00
Net cash provided by investing activities	**-$254,328.00**
FINANCING ACTIVITIES	
26501 Operating Lease Liability-LT	238,916.00
31000 Additional Paid in Capital	573,136.72
31100 MN Aurora Go Pro Equity_SAFE	150,000.00
33000 Class B Shares $.01 par - 100,000 authorized	163.40
35000 Retained Earnings	14,059.00
Net cash provided by financing activities	**$976,275.12**
NET CASH INCREASE FOR PERIOD	**-$100,764.77**
Cash at beginning of period	**$289,577.84**
CASH AT END OF PERIOD	**$188,813.07**

Minnesota Soccer Holdings, GBC (PBC)
Statement of Changes in Equity

Accounts	2025	2024
Opening Balance	688,407.92	0.00
Net Income (Loss)	(348,504.35)	(707,027.59)
Issuance of Equity	1,610,717.99	723,300.12
SAFE Adjustment	(150,000.00)	150,000.00
Other Adjustments	515.34	14,059.00
Closing Balance	**1,801,136.90**	**688,407.92**

Minnesota Soccer Holdings, GBC (PBC)
Notes to the Financial Statements
For the fiscal year ended December 31, 2024 and 2025
$USD

1. ORGANIZATION AND PURPOSE

Minnesota Soccer Holdings, GBC (PBC) (the "Company") is a corporation organized on March 17, 2021 under the laws of Minnesota.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.